Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

On June 24, 2026, Wasiq Bokhari, Chief Executive Officer of Pasqal Holding SAS, and Loïc Henriet, Chief Technology Officer of Pasqal Holding SAS, delivered the following presentation to Gartner, Inc. during a vendor briefing.

Advancing Towards Quantum Reality GARTNER VENDOR BRIEFING – JUNE 24, 2026

2 Today's Agenda 1. Company Snapshot and Strategy 2. Offerings and Use Cases Snapshot 3. Market Positioning 4. Competitive Positioning and Differentiation 5. Customer Success Stories 6. Future Plans and Roadmap 7. Closing

# Company Snapshot and Strategy

Pasqal

## A GLOBAL LEADER IN NEUTRAL ATOM QUANTUM COMPUTING

- Founded in 2019 by Nobel Laureate
- One of the Global Leaders in Neutral Atom Quantum Computing
- Providing modular commercial analog QPUs capable of delivering enterprise solutions today
- Raised $550M+(1) to date, from leading global investors
- €66M+ booked and awarded business including grants as of March 2026
- €16.5M 2025 commercial revenue
- Partners include IBM, Nvidia, Google & Microsoft

## STRONG COMMERCIAL TRACTION

- More than 25 commercial customers and partners, use cases in different industry verticals, 7 QPUs in operation, 3 QPUs in production and 2 manufacturing facilities fully operational
- A leader in its peer group in Quantum Computers delivered
- Delivering QPUs, Cloud access & Quantum Software solutions

## EXCEPTIONAL TEAM

275+ people globally with deep bench of 70+ PhDs

## GOING PUBLIC

- Plan to become a publicly listed company via business combination with Bleichroeder Acquisition Corp. II
- Nasdaq listing planned for H2 2026
- Anticipated dual-listing on Euronext Paris*

**timing to be finalized*

## LEADERSHIP



Wasiq Bokhari

Chief Executive Officer

Google Cloud

amazon

MIT Massachusetts Institute of Technology



Loïc Henriet

Chief Technology Officer

ICFO

3

(1) Includes $250M committed convertible financing

4 Offerings and Use Cases Snapshot WHAT WE SELL Quantum Processor Units (QPUs) on-premises deployments to HPC and supercomputing datacenters Cloud access to QPUs (QCaaS) via Pasqal's private cloud, Google Cloud or Microsoft Azure to enterprise and R&D community Quantum Solutions: Enterprise software solutions on real quantum hardware to accelerate business impact to enable enable hybrid workloads HOW WE SELL Direct Sales of QPUs and cloud hours to enterprise, HPC, supercomputing and research customers Indirect sales through Microsoft Azure and Google Cloud for cloud hours to enterprise and research customers Ecosystem partners (e.g. CapGemini, BCG, Tata) integrate/resell Pasqal's quantum capabilities as part of broader solution deployments Modular architecture delivering the only analog quantum compute today and an accelerated path to fault-tolerant quantum computing expected in 2029 BLUE-CHIP TECHNOLOGY PARTNERS TECHNOLOGY PARTNERS IBM SOLUTION PARTNERS

High Impact Use Cases Across Multiple Industries We have executed over 25 use cases in multiple industry verticals for leading global companies ENERGY & UTILITIES ▪Oil & Gas: Upstream to Downstream ▪Grid Optimization ▪Portfolio optimization ▪Risk modeling FINANCIAL SERVICES € $ ▪Materials discovery ▪Battery modeling ▪Molecular simulation HIGH VALUE MATERIALS & CHEMICALS LOGISTICS & MOBILITY ▪Routing ▪Aerodynamics ▪Battery efficiency

We are working to deliver the quantum revolution PHASE I-II (NOW–2030)* From utility to advantage ANTICIPATED PHASE III (2030–2035+)* The "fault-tolerant" era Hybrid as practical path quantum for hard subproblems & HPC/AI for the end-to-end workflow Verticals focus Materials & chemicals, energy, finance, logistics, Telco Technical ramp error mitigation, higher fidelity, early error correction, towards delivering 200+ logical qubits in 2029 Fault tolerance unlocks scale Large-scale, error-corrected quantum computing for reliably running general quantum algorithms Verticals focus Deep molecular simulation (drug discovery), advanced materials & chemistry, industrial scale optimization Technical ramp Robust quantum error correction, large logical-qubit systems (10,000+ logical qubits class), enabling long circuits and high-accuracy results Our Full-Stack Platform is Unique in Delivering Industry-Leading Analog Today and FTQC in 2029 6

Focusing on specific use cases including ❑Energy ❑Financial Services ❑Materials Science Market Positioning WORLDWIDE DEVELOPMENT: NORTH AMERICA, EMEA, APAC Use Case Projects directly or through partnerships with solution providers Cloud, Software projects, QPU delivery Aramco INDUSTRIAL CUSTOMERS WITH BUSINESS PROBLEMS Cloud access (Pasqal Cloud or customer cloud) and open-source software ACADEMICS AND COMPANIES WITH IN-HOUSE EXPERTISE GOVERNMENTS, HPC CENTERS AND LARGE CORPORATIONS Deploy quantum computers on-site and create co-design centers 7

Growth Pillars Building a Global Presence Enterprise-Grade Ready QPU & Manufacturing Capabilities Scaling Quantum Computing As A Service (QCaaS) Build a broader commercial presence across Europe, U.S., GCC and Asia Pacific with new regional teams and ongoing collaborations Expand cloud-based quantum access and accelerate QCaaS adoption using enterprise-ready applications and QPU emulation Standardize QPU deployments and scale manufacturing to support growing demand and HPC performance needs Engage with customers in specific verticals and use cases based on analog hybrid quantum compute Enable High Value Use Cases QCaaS + Quantum Data Quantum Advantage (QA) Inflection Point Build on first demonstration of quantum advantage in materials science with impactful one-to-one simulation of rare earth material TmMgGaO4 in Q1 2026 Deliver quantum-embedded data—unavailable through classical methods—to unlock new insights in catalysis, corrosion, and memory materials 8

# Fundamental Advantages Of Neutral Atom Technology

Pasqal


37
Rb
Rubidium
85,4678
|1⟩
|0⟩

### SCALABILITY

No major roadblocks anticipated in the near-term to scale the qubit count to 10,000 qubits and beyond, following our roadmap(1)

Lower cost and manufacturing simplicity

### DUAL DIGITAL-ANALOG MODES

The dual analog-digital capability, offers the opportunity of near-term value with analog while developing FTQC

Ready for fault-tolerant computing upgrades

### LONG COHERENCE UNIFORMITY AND QUALITY

Because our qubits are atoms, they are inherently identical and free from fabrication defects, enabling long coherence times

Greater yields and better performance

### HYBRID QUANTUM-CLASSICAL ARCHITECTURES

Integration alongside classical hardware for scalable solutions

Versatility and modularity

### ROOM TEMPERATURE & LOW ENERGY CONSUMPTION

No cryogenics required. The system operates at room temperature, significantly reducing power consumption

Minimal upfront CAPEX and maintenance

(1) Roadmap based on management's reasonable estimates with respect to product research and development.

9

# Why Neutral Atoms is a Winning Modality

Pasqal

| | Pasqal (Neutral Atoms) | Superconducting (IBM, Google) | Trapped Ion (IonQ, Quantinuum) | Photonic (PsiQ, Xanadu) | Annealing (D-Wave) |
|---|---|---|---|---|---|
| **Scalability (per QPU)** | **10K – 50K** | ~3,000–6,000 | ~100–200 | Theoretical only | n/a |
| **Qubits today** | **1,024 demonstrated** | ~133 (Heron) | 36–56 | Limited | 5,000+ (annealer) |
| **Connectivity** | **All-to-all (native)** | Nearest neighbor | All-to-all (small) | Linear | 20:1 |
| **Operating temp.** | **Room / 4K** | ~25 mK (deep cryo) | Vacuum + cryo | Cryogenic detectors | ~15 mK |
| **Logical overhead** | **~100:1** | ~1,000:1 | ~1,000:1 | ~1,000:1 | n/a |
| **Dual analog-digital** | **✓ Yes** | ✗ No | ✗ No | ✗ No | ✗ Annealing only |
| **Demonstrated Quantum advantage** | **✓ Magnetic Materials (2026)** | ✗ | ✗ | ✗ | ✗ |

10

Estimated max number of qubits per single QPU Neutral atoms are most promising for scale 11 Neutral atoms are considered best-suited to reach broad quantum advantage and FTQC at scale ~50k Neutral atoms ~3-6k Super conducting ~100-200 Trapped ions Fidelities are rapidly achieving parity with older modalities 1995 2000 2005 2010 2015 2020 2025 2027 Ions Superconducting Neutral atoms 0.9 0.99 0.999 Fidelity

Quantum Computing Deployed Commercially Today 12 Pasqal QPUs Operating Today in Standard Data Centers Integrated within HPC Data Centers and Enterprises without deep cryogenics. QPU Architecture Built To Handle Both Analog and FTQC Modular approach provides the infrastructure for analog compute today, with simple upgrades for future fault- tolerant compute. LATEST OPERATIONAL SYSTEM – 200 QUBITS CLOUD PARTNERS 12

13 Pasqal Is A Global Leader In High-qubit Quantum Processing Units (3 in Production) 10 7 6 3 3 3 0 0 $550M+(2) Quantum Computer Delivered Capital Raised(1) $600M+ $4B+ $500M+ $1.2B+(3) $1.5B+(3) $1.2B+(3) $350M+(3)

14 Industry Leading Manufacturing Capabilities Available to Serve Customer Demand Pasqal's Investment in Infrastructure and Processes Enables Delivery of up to 13 Quantum Computers per Annum Subject To Full Staffing and Parts Availability Expected Production Capacity Based On QPU Type Total Capacity Total Capacity 13 QPU Type QPU Productions On-Premise 3 – 4 Cloud 7 – 8 R&D 2 13 13 (1) All capacity numbers represent target throughput range. (1)

# Neutral Atoms: A Cost-Effective Technology For Scalable Quantum Computing

Pasqal

## Cost Of Machines (BOM Costs)*


Cost
Super conducting
Photonic
Ions
Neutral atoms
# qubits

- Cost per qubit for neutral atoms is less than other technologies

## Infrastructure Capex + Operating Costs*

***Cost of the infrastructure + Energy to support machines***


Cost by QPU
Neutral atoms
Ions
Super conducting
Photonic

- Compared to other technologies, neutral atoms and ions are easier to stabilize mechanically, thermally & electromagnetically
- Thanks to room-temperature, neutral-atoms consume less energy and can be deployed on-site at lower cost

Note: this slide is based on management's estimates

*Indicative understanding of the technology

15

A LANDMARK FIRST Quantum Simulations verified experimentally Demonstrated what cannot be done classically Source: Davide Castelvecchi, "Quantum simulations verified by experiments for the first time," Nature 652, no. 8109 (2026), https://www.nature.com/articles/d41586-026-00959-1

High-fidelity simulation of a real material Simulation of the material with Pasqal quantum processing unit. It matches reality Quantitative match of simulations and predictions with measurements made @MagLab. Repeatable on different machines Five QPUs gave the same answer. One-to-One Quantum Simulation Of TmMgGaO4 17 TmMgGaO4 MODEL Source: [2603.20372] One-to-one quantum simulation of a frustrated magnet with 256 qubits

Officially inaugurated on May 2026, Pasqal's system can control 200 qubits arranged in programmable two- dimensional arrays 18 Aramco – Saudi Arabia's first Quantum Computer and Middle East's first commercial QCaaS platform Saudi Arabia's first quantum computer. Region's first quantum computer dedicated to industrial applications. Located at Aramco's data center in Dhahran, the computer provides customers with immediate, low-latency access to quantum hardware through a secure cloud platform to address complex industrial challenges. Research institutions, universities, and enterprises, can use Pasqal's cloud platform to access one of the few quantum computers in the world. With Aramco, workstreams include port logistics optimization, CO₂ storage optimization, well placement and rig scheduling. x

# Finance - Predictive Credit Risk Modeling with Crédit Agricole

Pasqal × CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK

## Context

Financial institutions assess debtors' ability to repay loans.



OBJECTIVE

Predicting corporate credit rating downgrades (e.g., by agencies like Moody's) offers early insights into potential loan risks.

## Current method

Crédit Agricole CIB developed a model to anticipate credit downgrades, so-called "fallen angels".

Applying a Random Forest Classifier, a machine learning (ML) technique to classify a dataset, using so-called decision trees.

Trained on a dataset of 65k records from 2300 companies in 70 countries.



feature $l$
feature $k$
decision
$T_p$
$F_p$
$T_n$
$F_n$
**Decision** = ML trained classifier
**Data labels:**
No Fallen Angel
Fallen Angel

## Quantum solution

A hybrid classical-quantum classification algorithm called *QBoost* was proposed.

The algorithm was implemented on a Pasqal QPU with 50 qubits.

Result:

**>3.5x**

runtime reduction vs. classical

| METRIC | CLASSICAL | QUANTUM | NOTE |
|---|---|---|---|
| Recall | 83% | Same | E.g. out of 100 fallen angels, 83 detected correctly |
| Precision | 28% | Same | E.g. if 100 fallen angels predicted, 28 truly are |
| #decision trees | 1200 | 50 | For quantum equal to #qubits, reduces runtime significantly |
| Runtime | >3hrs | 50mins | |

19

1 Hz 3 Hz 10 Hz Base repetition rate 100+ Hz Orion Our Roadmap HARDWARE R&D HARDWARE PRODUCTS ON-PREM & CLOUD Physical qubits Logical qubits Logical fidelity 98% 99.9% 99.9999% ALGORITHM & ACCELERATED LIBRARIES Full addressability Control features Zoning In-circuit lossless readout In-circuit reloading Fast decoders Large-scale local gates Z-add Beta 100+ qubits Alpha 100+ qubits Gamma 140+ qubits Vela 200+ qubits First QA Centaurus Analog & Early FTQC Lyra Analog & Impactful FTQC Open-source libraries Quantum application 2 0 2 2 2 0 2 3 2 0 2 4 2 0 2 5 2 0 2 6 E 2 0 2 7 E 2 0 2 8 E 2 0 2 9 E Break-even MegaQuOps 2 20 200 QA on Optimization & ML Optimization applications Specialized libraries for Q Simulation, Optimization and Graph ML GML apps Digital FTQC SDK and applications 10+ PIC enabled parallel 1Q gates 100+ PIC enabled parallel 2Q gates Hybrid Quantum/Classical computing Slurm integration Hybrid programming model development Low-latency HW co-location 200 1,000 10,000 QA on Quantum Matter Note: Based on management's reasonable estimates with respect to product research and development. 95%

1 Hz 3 Hz 10 Hz Base repetition rate 100+ Hz Orion HARDWARE R&D HARDWARE PRODUCTS ON-PREM & CLOUD Physical qubits Logical qubits Logical fidelity 98% 99.9% 99.9999% ALGORITHM & ACCELERATED LIBRARIES Full addressability Control features In-circuit lossless readout In-circuit reloading Fast decoders Large-scale local gates Z-add Beta 100+ qubits Alpha 100+ qubits Vela 200+ qubits First QA Centaurus Analog & Early FTQC Lyra Analog & Impactful FTQC Open-source libraries Quantum application 2 0 2 2 2 0 2 3 2 0 2 4 2 0 2 5 2 0 2 6 E 2 0 2 7 E 2 0 2 8 E 2 0 2 9 E Break-even MegaQuOps 20 200 QA on Optimization & ML Specialized libraries for Q Simulation, Optimization and Graph ML GML apps Digital FTQC SDK and applications 10+ PIC enabled parallel 1Q gates 100+ PIC enabled parallel 2Q gates Hybrid Quantum/Classical computing Slurm integration Hybrid programming model development Low-latency HW co-location 200 10,000 Our Roadmap (Progress as of Today) Note: Based on management's reasonable estimates with respect to product research and development. Gamma 140+ qubits QA on Quantum Matter Optimization applications Zoning 2 1,000 95%

Delivering Practical and Useful Quantum Computing FLEXIBLE TECHNOLOGY PLATFORM Same Hardware platform delivers Analog and FTQC capabilities SOLVE REAL WORLD PROBLEMS Quantum Advantage in Materials Simulation and Logical Qubit results QPUs OPERATE IN STANDARD DATA CENTERS No cyrogenics. Focus on reliable, high availability operations. Small power footprints SOFTWARE STACK TO ENABLE HYBRID WORKLOADS From low-level to application creation, CPU, GPU, QPU utilization 22

# Pasqal At A Glance

Pasqal

## Delivering real-world business solutions today from cutting edge scientific breakthroughs

### DEEP SCIENTIFIC HERITAGE

- Quantum computing company founded by a **Nobel Laureate** and **John S. Bell prize** winner
- Pioneered the **first trapped neutral atom demonstration**
- Deep technical team with **70+ total PhDs** across the company
- Robust intellectual property portfolio with **85+ patents**(1)
- Latest-generation machine has achieved **1,024 trapped atoms**
- Modular architecture delivering the only analog quantum computer today and an **accelerated path to fault-tolerant quantum computing in 2029**

### FULLY COMMERCIAL TODAY

- **10** commercial QPUs
  - 7 installed / 3 in production
- **€16.5M 2025 commercial revenue**
- **€66M+**(2) **in booked & awarded business**

### CURRENT CLIENTS

aramco, CRÉDIT AGRICOLE, LG, CMA CGM, Sumitomo Corporation

### DATA CENTERS

GENCI (HPC at the service of knowledge), JÜLICH Forschungszentrum, CINECA, DistriQ Quantum Innovation Zone

### SOVEREIGN SUPPORT WITH KEY STRATEGIC PARTNERS

- Headquartered in France with **deep support across government, academia and industry**
- **$550M+** capital raised to date(3)
- Backed by a **high-quality investor base**

bpifrance, European Innovation Council, Quanta Computer, Quanto Nation, LG

- Supported by **leading strategic partners:**

NVIDIA(4), IBM(4), Google Cloud, Microsoft Azure

23

Appendix

$16,4 $17,9 $17,9 $19,6 $26,1 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Commercial Grant 25 Commercial Revenue Growth Since 2024 Creates Foundation To Drive Scale And Future Growth ~1.60x Revenue Growth Expected To Be Well Capitalized To Deliver Our Roadmap ($M) $452,8 $157.8 $610,7 Cash on Hand Cash Post De-SPAC (2) LTM Revenue ($M) (1) (1) $80M+ Booked and Awarded Business including Grants as of Dec-2025 10 QPUs in Operation and Production 20+ Quantum Solutions Contracts in Booked and Awarded Business including Grants as of Dec-2025 25

Pasqal's Approach to Enable the Future of Compute User Applications The front-end where users design, develop, and submit quantum programs along with specifying computational resources Resource Coordination "Middleware" that coordinates the hybrid execution environment - the bridge between classical HPC (or cloud), AI and QC QPU The core quantum engine - Manages quantum processing, control, and measurement SIMPLIFIED STACK Quantum Applications Quantum SDKs Neutral Atom Programming API – QPU Runtime – Operating system – Electronics Integration with HPC and Cloud – hybrid runtime environment *Pasqal is part of IBM Quantum Network IBM* 26

Technology

# How does a neutral atom quantum processor work?

## Encoding and processing quantum bits, or qubits

Pasqal



### Atom loading

A laser acts like an optical tweezer, trapping atoms

Multiple traps are generated by splitting the laser beam

Half of the traps will contain an atom due to stochastics



### Register preparation

Atoms can be moved to create custom grids, forming the quantum register



|0⟩
|1⟩

### Quantum processing

Manipulating the array of atoms with other lasers allows for quantum calculations by switching atoms between energy states



### Results read-out

Final results are read by imaging the array: excited atoms (ones) are dark, ground-state atoms (zeros) are bright

28

1. Atoms are trapped by a laser 2. Multiple traps are created by splitting the laser with a Spatial Light Modulator (SLM) 3. Vacuum chamber to keep atoms from any disturbances 4. Two high numerical aperture lenses to focus the laser spots 5. Moving atoms is enabled by Acousto-Optical Deflectors (AODs) 6. Readout of the atoms with a fluorescent light detecting camera 29 How does a neutral atom quantum processor work? The core components inside a Pasqal QPU

Modular Hardware & Rapid Innovation Pasqal customers can customize and improve solutions to match their needs Qubit number upgrade Noise reduction Digital gates Error correction Addressability QPU 30 Modular and Upgradable Systems Pasqal's modular hardware architecture enables clients to tailor qubit count, noise performance, addressability, among others to enhance and simplify the user experience

# Integrated Photonics Drive Performance And Scalability Of Pasqal QPUs

Pasqal

We believe our core architectural strength is our ability to leverage integrated photonics for future digital machines, which we expect will **increase scalability and performance while reducing footprint.**

With a dedicated team of 28 people working on this solution, we believe we are positioned to be a **leader in the industry** when it comes to this approach

## The Optical Shrink

Scaling via Photonic Integrated Circuits (PICs)

Current Architecture:
Bulk (Orion Generation)


Pasqal

50x Size Reduction

Future Architecture:
PICs (future generations)



PICs expected to enable R&D and Production to:

✓ UNLOCK HARDWARE CAPABILITIES

- High-speed modulators
- Low noise laser sources
- Low noise amplifiers
- Filters

Compatible with scaling the technology beyond 10,000's qubits

✓ REDUCE QPU INTEGRATION COMPLEXITY

- Simplify engineering of complex optical systems
- Facilitate industrialization (compacity, reduced alignment, large scale production)

31

Quantum systems are hard to simulate with classical computers. Quantum simulators are devices that actively use quantum effects to answer questions about model systems and, through them, real systems. We suddenly changed the magnetic field and watched how it responds: the QPU handled this in a day, while a supercomputer would have needed weeks. 32 Materials: quantum simulation of a magnet (TmMgGaO4) Understanding the microscopic mechanisms underlying the emergent properties of low- dimensional quantum materials occupy a central place in condensed-matter physics. For the first time, we realized the orginal vision of quantum simulators as thought by Feyman and used a quantum computer to predict material properties. Context Quantum solution THE OUTCOMES • For the first time, measurements on a real quantum material are accuretly reproduced on a QPU. • These measurements are consistent accross all our machines, an industrialisation prowess. • Regimes unattainable by either classical simulation or real-life experiment were studied with our 256 qubits QPU, showing a realization of quantum advantage. • This first experiment settles unresolved theoretical physics questions and paves the way for future experiments on industrially critical materials. Source: https://arxiv.org/pdf/2603.20372 THE CHALLENGE OUR APPROACH

Solve Differential Equations With Physical And Logical Qubits ▪We solve differential equations, and compare end-to-end performance between logical and physical qubits ▪We reach a lower error with logical qubits We believe this is the first time that differential equations can be solved using a Logical Quantum Algorithm 33

Disclaimer 34 This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a proposed business combination (the "Business Combination") between Pasqal Holding SAS ("Pasqal") and Bleichroeder Acquisition Corp. II ("Bleichroeder") and related transactions and for no other purpose. The information provided herein is not all-inclusive, nor does it contain all information that may be desirable or required in order to properly evaluate the Business Combination discussed herein. Each recipient shall rely on its own independent analysis to assess the accuracy and completeness of all materials and information contained herein, including with respect to legal, tax and accounting. The information presented in this presentation has been developed internally and/or obtained from sources believed to be reliable; however, none of Pasqal, Bleichroeder or their respective subsidiaries and affiliates, directors, officers, employees, representatives, consultants, legal counsel and/or agents (as to any person or entity, its "Representatives") guarantees nor makes any representation or warranty, express or implied, as to the accuracy, adequacy, timeliness or completeness of such information or any oral information provided in connection herewith, or any data such information generates, accepts no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information and assumes no responsibility for independent verification of such information. Pasqal, Bleichroeder and each of their Representatives expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom. Without limiting the generality of the foregoing, no audit or review has been undertaken by an independent third party of the financial assumptions, data, results, calculations and forecasts contained, presented or referred to in this document. Without limitation of the foregoing, none of Pasqal, Bleichroeder or their respective Representatives undertakes any obligation to update or provide additional information to a Recipient concerning the Business Combination or to correct or update any of the information set forth in these materials. This presentation speaks as of the date hereof and shall not be deemed to be an indication of the state of affairs of, or the absence of any change or development in, Pasqal or Bleichroeder at any other point in time. Each recipient acknowledges that the materials may include unaudited financial information and statistical and other industry and market data obtained from industry publications and research, surveys, studies and other similar third-party sources, in each case which may include certain adjustments thereto and which may be based on various estimates and assumptions that have not been independently verified. Certain statements herein may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as "believe," "may," "might", "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "could," "plan," "predict," "project", "forecast," "believe," "potential," "seem," "seek," "target," "possible," "future," "outlook" or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination , the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, the committed convertible financing, Pasqal's use of proceeds from its capital raising transactions and expectations with respect to future raises; Pasqal's expectations concerning its production capacity, workforce, employees and investments; Pasqal's research and development expectations; Pasqal's expectations relating to its governance and maintenance of status as a French legal entity; Pasqal's expectations concerning relationships with strategic partners, investors, and other third parties; and other statements that are not historical facts.

Disclaimer (Continued) 35 These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal's business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the Business Combination failure to realize the anticipated benefits of the Business Combination; the risk that the Business Combination disrupts Pasqal's current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal's reliance on strategic partners and other third parties; Pasqal's ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the "SEC"). The foregoing list of risk factors is not exhaustive, and for a more detailed discussion of the risks and uncertainties related to Pasqal and the Business Combination, please see the section entitled "Risk Factors" in the Registration Statement (as defined below). There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal's and/or Bleichroeder's expectations, plans and forecasts of future events and views as of the date of this presentation. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so. Additional Information and Where to Find It The Business Combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the Business Combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 (the "Registration Statement") with the SEC on May 26, 2026, which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder's shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal's shareholders in connection with the completion of the Business Combination. This presentation is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the Business Combination. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Disclaimer (Continued) 36 Participants in the Solicitation Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder's shareholders with respect to the Business Combination. A list of the names of Bleichroeder's directors and executive officers and a description of their interests in Bleichroeder and the Business Combination is contained in the sections entitled "Directors, Executive Officers and Corporate Governance," "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," and "Certain Relationships and Related Transactions, and Director Independence" of the Annual Report filed by Bleichroeder with the SEC on March 16 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC's website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder's shareholders with respect to the Business Combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus. No Offer or Solicitation This presentation is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation. Note Regarding Trademarks Pasqal, the Pasqal logo, and other registered or common law trade names, trademarks, or service marks of Pasqal appearing in this presentation are the property of Pasqal. This presentation contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. Solely for convenience, Pasqal's trademarks and trade names referred to in this presentation appear without the ® and TM symbols, but those references are not intended to indicate, in any way, that Pasqal will not assert, to the fullest extent under applicable law, its rights, or the right of the applicable licensor, to these trademarks and trade names.